August 3, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Nili Shah Branch Chief
Re:	Royal Group Technologies Limited (“Royal”, “we” or the “Company”) Form 40-F for the Fiscal Year ended December 31, 2005 File No. 1-14242
Dear Ms. Shah:
We hereby acknowledge receipt of the comment letter dated July 6, 2006 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2005.
We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face below, followed by our responses.
1.	We have reviewed your response to prior comment 2 in our letter dated May 19, 2006. Please tell us why you decided to unwind the financing structure under which you had a significant loan to the US group, without creating any US taxable income. In your letter dated Oct 27, 2005, you stated the following:

... the unwind of the related party financing could be undertaken in a tax efficient manner, to prevent the expiry of losses. Management would be committed to undertake such a prudent and feasible action, to ensure the utilization to the current loss carry forward.

Accordingly, it is unclear why you elected to unwind the financing structure in a manner that did not allow for the utilization of the US tax loss carry forwards, thereby resulting in a determination that the likelihood of realization of the associated deferred tax assets is no longer more likely than not.

Response:

You asked why the Company unwound its financing structure in a way that did not utilize its US tax loss carry forwards. You were concerned because Management stated in prior correspondence to you that the Company would take action to ensure the utilization of the current loss carry forward balance prior to their expiry and that such action could include unwinding the financing structure in a manner that would consume the US tax losses.

First, we wish to emphasize that at the time we prepared our 2004 financial statements, as articulated in our letter dated October 27, 2005, we were committed to unwinding our US financing structure if this became necessary to prevent the US operating losses carried forward from expiring, as we considered such action to be prudent at the time. However, our understanding of paragraph 23 of FAS 109 is that we were not obligated to actually implement this plan until we concluded that the operating losses carried forward were in significant risk of expiring.

However, the circumstances facing the Company have changed significantly since fiscal year ended December 31, 2004. These changes made it no longer prudent for the Company to unwind the financing structure in a way in which significant taxable income would be generated and the operating losses carried forward would be utilized, as discussed in the following paragraphs.

First, the Company concluded that the financing structure was contributing substantial expenses to our US operations that were, in fact, increasing the operating losses carried forward. Therefore, we determined during 2005 that the financing structure should be collapsed to reduce these expenses.

Second, during 2005, the Company’s Board of Directors authorized management to commence a formal sale process for all of the Company. As a consequence of this decision, the Company felt it was important to begin to simplify its organizational structure to make the Company more attractive to any potential buyers and part of the simplification included unwinding the financing structure. We note that the Company has been involved with a number of other initiatives designed to simplify the Company’s organizational structure. In connection with this decision to unwind the financing structure, we gave consideration to the strategy of forgiving the U.S. Subsidiary’s debt to create income in the US referred to in our previous communication to you. While the forgiveness of this debt in our US subsidiary would have eliminated the operating losses carried forward, it would also have created a significant capital loss in Canada. However, the purchase of the Company by a potential buyer would then result in all Canadian capital losses expiring in Canada on the change in control of the Company, and thus would be of no value to such a purchaser. In addition, Management believed that the US losses would be valuable to a purchaser and should not be consumed in 2005. In fact, our US tax advisors have suggested to us that there are elections currently available to us under the IRS code that would permit the Company to, in effect, transform these operating losses carried forward into stepped up tax basis in the assets of our US operations; thereby avoiding the restrictions otherwise imposed on a purchaser’s ability to utilize the losses.

In determining the way in which we would unwind the financing structure, we also took into account the fact that the losses are not going to start to expire until 2021, and the fact that the Company believes that there is sufficient time to use the losses prior to their expiration and therefore that the losses did not have to be consumed on the unwind of the financing structure.

Therefore, as a consequence of a change in circumstances, the Company viewed the forgiveness of debt strategy as no longer prudent, because it may have actually reduced the value of the Company to potential purchasers. Accordingly, we unwound the financing structure on a tax-free basis, so as to preserve the US operating losses carried forward.

However, once we had unwound the financing structure on a tax-free basis, and as explained in our letter to you dated June 13, 2006, we determined that we had to re-evaluate the realizability of these losses pursuant to the stringent criteria set forth in paragraphs 20 to 25 of FAS 109. In making this re-evaluation, we explicitly considered the projections for future profitability for the Company that we also used in evaluating whether our goodwill was impaired as at December 31, 2005. However, in accordance with the guidance in FAS 109, we concluded that these projections of future income were not sufficiently objectively verifiable to overcome the substantial negative evidence provided by the cumulative losses in the US for the four most recent years.

2.	We have reviewed your response to prior comment 5 in our letter dated May 19, 2006. Your goodwill impairment analysis as of December 31, 2005 assumes an estimated fair value of almost C☐ billion. This valuation is in ☐ contrast to your recent market capitalization of less than C$1.1 billion at December 31, 2005, and Georgia Gulf’s recent offer of C$1.7 billion. This valuation does not seem consistent with your declines in consolidated operating income and operating cash flows, as well as a decline in the revenues and gross profit of the majority of your reportable segments. This valuation also assumes that you will generate free cash flows in excess of $☐ million after 2008 and assumes a terminal value equivalent to 65% of your total estimated fair value.

Response: Attached you will find:

Attachment	A	—	Calculation of free cash flow 2006 to 2010

	B	—	Summary EBITDA forecast 2006 to 2009

	C	—	Pre-Tax Income statement (including capital expenditures) 2003 to 2010

Note: Attachment C

		—	2003 Historical records are not available in a format comparable to the current reporting format and would take considerable work to recreate

		—	Financial projections beyond 2008 were only done of a EBITDA Bases
As background, the financial projections used in calculating the forecasted free cash flows were based on the Company’s “Management Improvement/Strategic Plan (the “Improvement Plan”)”. This is a turn around plan that was developed over a six month period by management with the assistance of Bain Co. (Strategic Planning consultants) and PriceWaterhouse Coopers (Financial Advisor). In addition, this plan was reviewed and accepted by the Company’s Board of Directors.
The Improvement Plan is built on mainly procurement and operation improvements that would return the company to the levels of profitability achieved in 2003 and 2004.
The main driver in the increased free cash flow in the Improvement Plan is the improvements in EBITDA. The following is an explanation of the major factors behind the improved NORMALIZED EBITDA that appears on attachment C.
The Improvement Plan forecasted that the Company’s EBITDA would improve from a forecasted 2005 NORMALIZED EBITDA of $☐ million to $☐ million in 2008. The following is a summary of the major projects/improvements that generate these financial improvements.

Impact of
Improvement
(2005 EST vs 2008)
($Millions)
$☐
1.	Procurements saving generated through central purchasing power and renegotiated VCM purchase contract (It should be noted that the VCM contract is in the later stages of renegotiation which if completed could result in annual saving of $☐ to $☐ million).	$☐

Impact of
Improvement
(2005 EST vs 2008)
($Millions)
2.	Profit Mining initiatives that include:
	—	Formulation — optimize use of additives and fillers to reduce costs & improve throughput
	—	SPC/Material usable — Introduce inline measurements to control amount of material used in products
	—	Equipment & tooling capability — Increase throughput by using better technology in screws, die & downstream equipment
	—	Equipment Efficiency — Implement techniques to reduce changeover times and increase productive machine times

3.	Technical Pricing:
	Increase prices, targeting low margin customers and/or product lines.		$ ☐

4.	New Products and increased production capabilities:
	The Company has the capacity to produce and market new products that were defined through the strategic review. These include:		$ ☐
	—	High impact window
	—	Cellular PVC windows
	—	Non fenestration products
	—	Cellular Decking and Fencing
	—	Cellular Boards
	—	New Shed Models
	—	Horizontal Blinds
	—	Shutters

In addition a number of the Company’s products have experienced significant increase in demand.

5.	Footprint Reduction:
	The consolidation of facilities will result in reduced labour and overheads.		$ ☐

6.	Price Reduction:
	The Company has recognized that product maturity and foreign competition will result in required price reduction.		☐

7.	Restructuring:
	—	A number of operations have been down sized or restructured	☐
	—	In addition, profitable businesses were sold.	☐

8.	Other		☐
☐

The following are the major improvements or changes included in the operating units:
1.	Custom Profiles

Change over 2005 Estimate — ($Millions)
		2006	2007	2008
	Procurement savings	☐	☐	☐
	Profit Mining	☐	☐	☐
	New Product development	☐	☐	☐
	Tractical Pricing	☐	☐	☐
	Labour Reduction	☐	☐	☐
	Price Reductions	☐	☐	☐
		☐	☐	☐

2.	Mouldings

	Procurement savings	☐	☐	☐
	Profit Mining	☐	☐	☐
	New Product development & expanded production capabilities	☐	☐	☐
	Other	☐	☐	☐
	Price Reduction	☐	☐	☐
		☐	☐	☐

3.	Siding

	Procurement savings	☐	☐	☐
	Profit Mining	☐	☐	☐
	Tractical Pricing	☐	☐	☐
	Other	☐	☐	☐
		☐	☐	☐

Change over 2005 Estimate — ($Millions)
		2006	2007	2008
4.	Pipe & Fitting

	Procurement savings		☐	☐
	Profit Mining	☐	☐	☐
	New Product development & expanded production capabilities		☐	☐
	Other	☐	☐	☐
		☐	☐	☐

5.	RBS

	Restructuring / Downsizing the business	☐	☐	☐
	Other	☐	☐	☐
		☐	☐	☐

6.	Deck, Fence and Rail

	Procurement savings	☐	☐	☐
	Profit Mining	☐	☐	☐
	New Product development & expanded production capabilities	☐	☐	☐
	Price reducing	☐	☐	☐
		☐	☐	☐

7.	Outdoor Storage

	Procurement savings	☐	☐	☐
	Profit Mining	☐	☐	☐
	New Product development & expanded production capabilities	☐	☐	☐
	Other	☐	☐	☐
		☐	☐	☐

Change over 2005 Estimate — ($Millions)
		2006	2007	2008
8.	Window Coverings

	Profit Mining	☐	☐	☐
	New Product development & expanded production capabilities	☐	☐	☐
	Tractical Pricing	☐	☐	☐
	Restructuring operations	☐	☐	☐
	Other	☐	☐	☐
		☐	☐	☐

9.	Materials

	Procurement savings	☐	☐	☐
	Profit Mining	☐	☐	☐
		☐	☐	☐

10.	Recycling

	Restructuring Operation	☐	☐	☐

11.	Other (Real Estate)

	Other	☐	☐	☐

12.	Engineering Development

	Restructuring operation to R & D group	☐	☐	☐

13.	Corporate

	Other	☐	☐	☐

14.	Businesses Sold	☐	☐	☐

During the second quarter of 2006, the Company received the Georgia Gulf offer which valued the Company at approximately $1.7 billion. The difference between the Georgia Gulf offer and the Company’s projected “Fair Value” in the Improvement Plan approximates the value of the planned improvements. As the Board of Directors stated in the Information Circular:
•	if the assumptions underlying the Management Improvement Plan prove to be correct and the plan is successfully implemented, it could potentially lead to long-term value for Shareholders that could exceed the amount being offered to Shareholders pursuant to the Arrangements;

•	there is risk and uncertainty associated with the Management Improvement Plan and there can be no assurance that it will be successfully implemented;

•	even if the Management Improvement Plan were successfully implemented, it could take a period of time before the initiatives in the plan translate into significantly stronger financial results and it is uncertain if, when and to what degree the price of the Common Shares would reflect this success;

•	aside from the uncertainties associated with the Management Improvement Plan, Royal faces other risks and uncertainties, including those associated with the economic cycle generally, the outlook for the sectors of the economy in which Royal competes and participates, and the ongoing regulatory investigations concerning, and the litigation pending against, Royal; and

•	in contrast to the Management Improvement Plan, which is subject to numerous assumptions and risks, the Arrangement offers Shareholders the current opportunity to receive cash consideration of $13.00 per Common Share, being approximately 43.5% over the closing trading price of the Common Shares on the TSX on June 8, 2006, the last trading day on the TSX prior to the announcement of the Arrangement.
At the time of preparation of the 2005 financial statements the Company had not received the Georgia Gulf offer nor did it have any insight into what Georgia Gulf or any other potential bidder considered to be a reasonable fair value of the Company. Further, the Company was committed to the implementation of the Improvement Plan as it was approved by the Board of Directors and Management believed that the projections in the Improvement Plan were best estimates of the operating results of each reporting unit. As a result, the projections in the Improvement Plan formed the basis for the goodwill impairment test completed for purposes of assessing goodwill in the 2005 financial statements. The Company did not believe it was appropriate to consider the market capitalization at December 31, 2005 as a proxy for fair value because the quoted market price of the stock had declined in recent periods primarily because of several factors including the various investigations of the Company and former management, recent changes in senior management and delays in financial reporting, all of which may have depressed the market capitalization on a temporary basis. The Company’s analysis at the time of preparing the 2005 financial statements indicated that there was no impairment of goodwill in any of its reporting units.

As a result of the receipt of the Georgia Gulf offer in the second quarter 2006 the Company has completed its goodwill impairment test using $1.7 billion as a proxy for the fair market value at June 30, 2006. This test indicates impairment in three operating units — Deck, Fence & Railing, Outdoor Storage and Window Coverings. The Company will be recommending a $26 million charge in the second quarter 2006 to it’s Audit Committee on August 9th. If in agreement, the Audit Committee will recommend for approval the write-off at the August 14th Board of Directors meeting. As a result of this charge the Company has eliminated the goodwill in these three operating units.
It should be noted that the Company does not provide the market with forward looking information. As a result the company will not be filing this document to EDGAR.
We would like to express our appreciation to the Staff for providing their comments and reviewing our responses.
Sincerely,
James G. Lawn
Chief Financial Officer
☐
cc:	Scott Bates, Royal Group Technologies Limited Audit Committee, Royal Group Technologies Limited Gus Rodriguez, Securities and Exchange Commission Scott Wetmore, KPMG LLP